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SEC FILE NUMBER
8-41363



APR 0 5 2005
WASH. D.C.
185
SECTION

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 AND ENDING 12/31/2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Phillip John Sylvester

PHILLIP John SYLVESTER, ~~SOLE PROPRIETORSHIP~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, 31st Floor
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoff Haynes	205-752-4243
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court	Glendale Heights	IL	60139
(Street)	(City)	(State)	(Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

The accompanying notes are an integral part of these financial statements

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DIMAGGIO, VERAJA & COMPANY, LLC [70]

ADDRESS

567 James Court [71]	Glendale Heights [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
50	51	52	53				

SEC 1696 2 of 16

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	PHILLIP SYLVESTER	N	3		100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/04 [99]
SEC FILE NO. 8-41363 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$	200			$	750
2. Receivables from brokers or dealers:						
A. Clearance account	4,306,793	295				
B. Other	0	300		550	4,306,793	810
3. Receivables from non-customers	0	355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
Debt securities		419				
Options	2,464,000	420				
Other securities	1,706,832	424				
Spot commodities	107,265	430			4,278,097	850
5. Securities and/or other investments						
A. At cost $ [130]						
B. At estimated fair value		440	50,000	610	50,000	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	0	735	0	930
12. TOTAL ASSETS	$ 8,584,890	540	50,000	740	$ 8,634,890	940

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PHILLIP SYLVESTER** as of 12/31/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114	-	1315	-	1560
B. Other	-	1115	760	1305	760	1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value			3,633,681	1360	3,633,681	1620
17. Accounts payable, accrued liabilities, expenses and other		1205		1385		1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. -Includes equity subordination (15c3-a(d)) of . . . . [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ -	1230	$ 3,634,441	1450	$ 3,634,441	1760

Ownership Equity

			Total	
21. Sole proprietorship			$ 5,000,449	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury				1796
24. TOTAL OWNERSHIP EQUITY				1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 8,634,890	1810

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PHILLIP SYLVESTER**

For the period (MMDDYY	01/01/04	3932 to	12/31/04	3933
Number of months included in this statement			12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transations in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		3,535,791	3949
c. Total gain (loss)		3,535,791	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of Investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment company shares			3975
8. Other revenue		45,495	3995
9. Total revenue		3,581,286	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers				4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other broker-dealers			142,309	4140
13. Interest expense			302	4075
a. Includes interest on accounts subject to subordinat		4070		
14. Regulatory fees and expenses			39,382	4195
15. Other expenses			272,803	4100
16. Total expenses			454,796	4200

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (item 9 less item 16)			3,126,490	4210
18. Provision for Federal Income taxes (for parent only)				4220
19. Equity in earnings (losses) of uncomsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			3,126,490	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordi	$		4211

The accompanying notes are an intregal
part to these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PHILLIP SYLVESTER**

For the period (MMDDY' 01/01/04 to 12/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

Item				Amount	Code
1. Balance, beginning of period			$	3,402,428	4240
A. Net income (loss)				3,126,490	4250
B. Additions (Includes non-conforming capital of	$	4262	)	592,875	4260
C. Deductions (Includes non-conforming capital of		4272	)	(2,121,344)	4270
2. Balance, end of period (From item 1800)			$	5,000,449	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item		Amount	Code
3. Balance, beginning of period	$		4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)	$		4330

The accompanying notes are an integral
part of these financial statements

PHILLIP SYLVESTER
(a sole proprietorship)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 3,126,490
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase)/decrease in assets	
Receivable from brokers or dealers-clearance	337,587
Securities and spot commodities owned	
Options	4,128,901
Securities	(1,669,730)
Spot Commodities	(107,265)
Increase/(decrease) in liabilities	
Payable to brokers or dealers,	760
Securities sold not yet purchased	(4,288,274)
Net cash from operating activities	1,528,469
CASH APPLIED TO INVESTING ACTIVITIES	
	0
	0
CASH APPLIED/PROVIDED TO FINANCING ACTIVITIES	
Additions	592,875
Withdrawals	(2,121,344)
	(1,528,469)
NET DECREASE IN CASH	0
CASH AT BEGINNING OF PERIOD	0
CASH AT END OF PERIOD	$ 0
INTEREST PAID	$ 302

The accompanying notes are an integral
part of these financial statements

PHILLIP SYLVESTER
(a sole proprietorship)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Phillip Sylvester, Sole Proprietorship, "The Proprietorship", is a proprietary broker-dealer whose business purpose is to buy and sell securities and options. It is a member of the Chicago Board of Options Exchange and operates under a joint back office arrangement with Pax Clearing Corporation. As such, it does not effect transactions other than with brokers or dealers, effect transactions in unlisted options, or carry customer accounts.

Basis of Accounting

The Proprietorship's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles. Substantially all of the Company's assets and liabilities are carried at fair market value.

Accounting Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Trading Accounts

The financial statements have been prepared solely from the trading accounts of Phillip Sylvester and do not include the personal accounts of the owner or those of any other operation in which he is engaged.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Proprietorship are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Marketable securities are carried at market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Under SFAS 115, securities that are bought and held principally for the purpose of selling them in the near term (thus held only for a short time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on the short-term differences in price. The proprietorship classifies all securities as trading securities.

NOTE 2 – RECEIVABLE FROM BROKERS OR DEALERS

Amounts receivable from brokers and dealers at December 31, 2004 consist of the following:

	Receivable
Receivable from clearing firm - clearance	$4,306,793
Receivable from clearing firm – other,	0
Total	$4,306,793

NOTE 3 – FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, principally exchange-traded options, are carried at quoted market value.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Proprietorship does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2004, as well as the approximate average fair values of derivatives held during 2004:

	December 31, 2004	**Average during 2004**
Equity and index options assets	$ 2,464,000	$ 2,263,203
Equity and index options liabilities	2,943,967	2,494,384

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Proprietorship engages in trading activities. In connection with these activities, unsettled trades and sales of securities not yet purchased may expose the Proprietorship to off-balance sheet credit risk as a result of market fluctuations. The Proprietorship enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Proprietorship receives a premium in exchange for giving the counterpart the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Proprietorship has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Proprietorship has recorded these obligations in the financial

statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

The Proprietorship's trading activities are transacted on a cash basis. In connection with these activities, the Proprietorship executes transactions involving the sale of securities not yet purchased. Such transactions may expose the Proprietorship to significant off-balance-sheet risk in the event capital reserves are not sufficient to fully cover losses that may incur. The Proprietorship seeks to control the risks associated with its trading activities by monitoring trading markets daily.

Concentrations of Credit Risk

The Proprietorship is engaged in various trading and brokerage activities with counter parties, primarily broker-dealers. In the event counter parties do not fulfill their obligations, the Proprietorship may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Proprietorship's policy to review, as necessary, the credit standing of each counterpart.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Proprietorship is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15('c)3-1). Under this rule the Proprietorship is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3% of "aggregate indebtedness", as defined.

On December 31, 2004, the Proprietorship's net capital as computed pursuant to the rules of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) was $ 2,303,978, which was $2,203,978 in excess of the minimum net capital requirement of $100,000.

As more fully explained in the Auditors' Report on Internal Control Required by the Securities and Exchange Commission Rule 17-a-5, which follows, during 2004 the Proprietorship paid a fine in the amount of $7,500 and accepted a censure to resolve a matter involving its net minimum capital requirement.

NOTE 6 – INCOME TAXES

The financial statements do not include a provision for income taxes because the Proprietorship does not incur federal or state income taxes. Instead, income from the proprietorship and the proprietor's income and expenses from other sources are included on his individual federal income tax return, and are taxed based on his personal tax strategies.

NOTE 7 – INVESTMENT IN CLEARING COMPANY

The Company has a Joint Back Office ("JBO") clearing agreement with Pax Clearing Corporation ("Pax"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in the preferred shares of ABN. The Company's investment in Pax is reflected as investment in broker-dealer in the statement of financial condition. This investment is carried at cost, and under the agreement, would be returned to the Company in the event the JBO arrangement is terminated, less any accrued costs or expenses.

NOTE 8 – SUBSEQUENT EVENT

The Proprietorship has made the decision to discontinue its membership with the CBOE, and has transferred its trading accounts and activities to Blue Capital, LLC, a company owned in its entirety by Phillip Sylvester. Blue Capital, LLC registered with the National Association of Securities Brokers, Inc. (NASD) on December 1, 2004, and became a registered member of the Philadelphia Exchange on February 1, 2005.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PHILLIP SYLVESTER** as of 12/31/04

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	5,000,449	3480
2.	Deduct ownership equity not allowable for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				5,000,449	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	5,000,449	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 50,000	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600			
	D. Other deductions and/or charges		3610		(50,000)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions				4,950,449	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options	2,350,995	3730			
	4. Other securities	295,476	3734			
	D. Undue Concentration		3650			
	E. Other (List) Loss To Convert	0	3736		(2,646,471)	3740
10.	Net Capital			$	2,303,978	3750

NON-ALLOWABLE ASSETS - LINE 6.A

INVESTMENT IN BROKER-DEALER $ 50,000

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report, as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PHILLIP SYLVESTER** as of 12/31/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

Line	Description			Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)			$ 0	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A			$ **100,000**	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14.	Excess net capital (line 10 less 13)			$ 2,203,978	3770
15.	Excess net at 1000% (line 10 less 10% of line 19)			$ 2,303,978	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 0	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. market value of securities borrowed for which no equivalent value is paid or credited		3810		
	C. Other unrecorded amounts(List)		3820	$ (	3830
19.	Total aggregate indebtedness			$ 0.0	3840
20.	Percentage of aggregate indebtedness to net capital (line 19/ line 10)			% 0.0	3850
21.	Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d)			% 0.0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net captial requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 100 less 24)	$	3910
26.	Net capital in excess of the greater of:		
	A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PHILLIP SYLVESTER
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2004

The Proprietorship did not handle any customer cash or securities during the year ended December 31, 2004, and does not have any customer accounts.

PHILLIP SYLVESTER
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2004

The Proprietorship did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2004 and does not have any PAIB accounts.

PHILLIP SYLVESTER
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2004

The Proprietorship did not handle any customer cash or securities during the year ended December 31, 2004 and does not have any customer accounts.

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To Phillip Sylvester, d.b.a.
Phillip Sylvester
440 South LaSalle Street, 31st Floor
Chicago, Illinois 60605

In planning and performing our audit of the financial statements of Phillip Sylvester, (a sole proprietorship) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Proprietorship in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Proprietorship in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Proprietorship does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Proprietorship is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, during our study and evaluation, we noted a matter involving the internal control structure that we consider to be material weaknesses as defined above.

In a letter dated July 27, 2004, the staff of the department of Financial and Sales Practice Compliance of the Chicago Board Options Exchange (CBOE) advised the Proprietorship of their decision to recommend disciplinary action for possible violations of CBOE Rules 4.2, 13.1 and 15.1 and Securities Exchange Act Section 15 (c) and 17(a) and Exchange Act Rules 15c3-1 and 17a and 17a-5 based on the Proprietorship's net capital falling below its minimum $100,000 net capital requirement for December 31, 2003 and for nine days during January 2004. The Proprietorship has denied these charges, and settled the matter on March 17, 2005 by accepting a censure and paying a $750,000 fine. The Proprietorship has taken corrective measures to ensure these conditions do not reoccur, including changing its form of business organization and making additional changes in its business activities.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Proprietorship, for the year ended December 31, 2004, and this report does not affect our report thereon dated March 29, 2005. In addition, no facts came to our attention, which would indicate the Company was not in compliance with its exemption from the requirements of SEC Rule 15c-3. However, it should be noted that our examination was not directed primarily towards obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Board Options Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Braggio, Vergiet Co. LLC

Glendale Heights, Illinois

March 29, 2005